

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2022

Rory Henson
Chief Financial Officer
EdtechX Holdings Acquisition Corp. II
IBIS Capital Limited
22 Soho Square
London, W1D 4NS
United Kingdom

   Re: EdtechX Holdings Acquisition Corp. II
     Form 10-K For the Fiscal Year Ended June 30, 2021
     Filed September 28, 2021
     File No. 001-39792

Dear Mr. Henson:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction